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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Badger State Ethanol, LLC
(Name of Issuer)

Badger State Ethanol, LLC
Nathan Klassy
David Kolsrud
Gary L. Kramer
James Leitzinger
John L. Malchine
Wayne Mitchell
Robert Wright
(Name of Person(s) Filing Statement)

Class A Member Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Dennis R. Wendte
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,072,800	$756.79

*
For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A member unit ($2,100) to be exchanged in the reclassification transaction for Class A-1 member units. The estimated transaction valuation is equal to the product obtained by multiplying (A) ($2,100) by (B) the estimated total number of Class A member units (3,368) owned by all Class A unit holders of record who hold 20 or fewer Class A member units in each unit holder's account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**
Determined pursuant to Rule 0-11(b)(1) as the sum of (a) $7,072,800 multiplied by .0001070.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$832.47	Filing Party:	Badger State Ethanol, LLC
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 28, 2006

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Badger State Ethanol, LLC, a Wisconsin limited liability company (the "Company"), Nathan Klassy, David Kolsrud, Gary L. Kramer, James Leitzinger, John L. Malchine, Wayne Mitchell and Robert Wright, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

        Members holding Class A member units representing the required majority of the total outstanding Class A member units of the Company approved all of the amendments to our Second Amended and Restated Operating Agreement that were included in our proposed Third Amended and Restated Operating Agreement at the special meeting of members held on August 7, 2006. Among other things, the proposed amendments provided for the reclassification of our Class A member units held by unit holders who were record holders of 20 or fewer Class A member units, such that each Class A member unit held by such unit holders would be reclassified on the basis of one Class A-1 member unit for each Class A member unit held by them immediately prior to the reclassification (the "Reclassification"). Upon approval of the proposed Third Amended and Restated Operating Agreement, the Reclassification was immediately effected and as a result our Class A member unit holders of record holding fewer than 20 Class A member units immediately prior to the Reclassification have the right to receive one Class A-1 member unit for each of their Class A member units. All other Class A member units remained outstanding and were unaffected by the Reclassification.

        The Reclassification has reduced the number of holders of Class A member units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

        Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on July 10, 2006, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2006	BADGER STATE ETHANOL, LLC
	By:	/s/ GARY L. KRAMER
Name: Gary L. Kramer Title: President and General Manager
OTHER FILING PERSONS:
	By:	/s/ NATHAN KLASSY Nathan Klassy
	By:	/s/ DAVID KOLSRUD David Kolsrud
	By:	/s/ GARY L. KRAMER Gary L. Kramer
	By:	/s/ JAMES LEITZINGER James Leitzinger
	By:	/s/ JOHN L. MALCHINE John L. Malchine
	By:	/s/ WAYNE MITCHELL Wayne Mitchell
	By:	/s/ ROBERT WRIGHT Robert Wright

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INTRODUCTION
SIGNATURES